                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. _____)*

                               Input/Output, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    457652105
                                 (CUSIP Number)

                             The Laitram Corporation
                                220 Laitram Lane
                            Harahan, Louisiana 70123
                                 (504) 733-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              Page 2 of 10 Pages


CUSIP No. 457652105

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  The Laitram Corporation   I.R.S. Identification No. 72-0574366

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a) [ ]
                  (b) [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                  [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Louisiana


                           (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                       5,794,000 shares of Common Stock,
OWNED BY                           $0.01 par value per share ("Common Stock")
EACH
REPORTING                  (8)     SHARED VOTING POWER
PERSON
WITH                               0 shares of Common Stock

                           (9)     SOLE DISPOSITIVE POWER

                                   5,794,000 shares of Common Stock

                           (10)    SHARED DISPOSITIVE POWER

                                   0 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,794,000 shares of Common Stock



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                                                              Page 3 of 10 Pages


12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%

14       TYPE OF REPORTING PERSON (See Instructions)

                  CO


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                                                              Page 4 of 10 Pages


                                  SCHEDULE 13D

Preliminary Statement

         This statement on Schedule 13D is filed on behalf of the Reporting Person, which previously filed a statement on Schedule 13G pursuant to ss.240.13d-1(c), to report the appointment of its President, James M. Lapeyre, Jr., to the Board of Directors of Input/Output, Inc. ("I/O"). As a director of I/O, Mr. Lapeyre may take an active role in corporate strategy and business decisions involving I/O, and this statement on Schedule 13D is filed as a precautionary measure should Mr. Lapeyre's actions in his capacity as an I/O director be attributed to the Reporting Person or should the Reporting Person, as a shareholder of I/O, be a participant in a transaction involving I/O. The filing of this statement on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the actions of Mr. Lapeyre are attributable to the Reporting Person, and the Reporting Person hereby disclaims any such actions by Mr. Lapeyre. The filing of this statement on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to ss.240.13d-1(e), or otherwise, or that the Reporting Person holds the securities previously reported on the statement on Schedule 13G with a purpose or effect of changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect. The filing of this statement on
Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to ss.240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose, or with the effect of, changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of I/O, a Delaware corporation, whose principal executive offices are located at 11104 West Airport Boulevard, Stafford, Texas 77477.

ITEM 2.  Identity and Background.

         This statement is filed on behalf of The Laitram Corporation, a Louisiana corporation ("Laitram"). The information required to be reported under this Item 2 with respect to each executive officer and director of Laitram is set forth in Schedule A attached hereto and incorporated herein by reference.

         Laitram's principal business is acting as the parent holding company of three wholly-owned subsidiaries which design, manufacture and sell patented inventions. Laitram's address and the address of its principal office is 220 Laitram Lane, Harahan, Louisiana 70123.

         During the last five years, neither Laitram nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or

                                                              Page 5 of 10 Pages


administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the individuals listed on Schedule A hereto is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         Laitram acquired an aggregate of 5,794,000 shares of Common Stock of I/O pursuant to an Agreement and Plan of Merger dated as of September 30, 1998 (the "Merger Agreement") by and among I/O; I/O Marine, Inc. ("I/O Marine"), a wholly-owned subsidiary of I/O; DigiCourse, Inc. ("DigiCourse"); and Laitram, the sole stockholder of DigiCourse. The Merger Agreement provided for the merger of I/O Marine with and into DigiCourse, and, as a result of such merger, (a) each share of capital stock of I/O Marine was converted into one share of common stock of DigiCourse, and (b) all of the issued and outstanding common stock of DigiCourse was converted into the right to receive an aggregate of 5,794,000 shares of I/O Common Stock. The Merger Agreement is incorporated as an exhibit hereto by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.

         The purpose of the transaction reported by this Schedule 13D was and is an investment in the securities of I/O. Subject to market conditions and other factors deemed relevant to it, Laitram, or any person named on Schedule A attached hereto or in Item 5 hereof, may purchase, directly or indirectly, additional shares of I/O Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

         Mr. Lapeyre, the President of Laitram, is a director of I/O; consequently, the actions of Mr. Lapeyre in his capacity as an I/O director may be attributable to Laitram. In such case, Laitram may be deemed from time to time to consider plans or proposals relating to, or, may be a participant, as a shareholder of I/O, in a transaction involving: the acquisition or disposition of securities of I/O; extraordinary corporate transactions involving I/O or any of its subsidiaries; selling or transferring a material amount of assets of I/O or any of its subsidiaries; changing the present board of directors or management of I/O; materially changing the present capitalization or dividend policy of I/O; making other material changes in I/O's business or corporate structure; changing I/O's charter, bylaws or instruments corresponding thereto or other actions which may affect control of I/O; causing the I/O Common Stock no longer to be quoted on the New York Stock Exchange; causing the I/O Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or taking any action similar to any of those enumerated above.

         To the best knowledge of Laitram, each of the officers and directors named on Schedule A attached hereto, other than Mr. Lapeyre who has filed a statement on Schedule 13D, acquired the


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                                                              Page 6 of 10 Pages


shares of I/O Common Stock reported herein as beneficially owned by such person through open market transactions for purposes of investment and not for the purpose of changing the control of I/O. Pursuant to Rule 13d-4 of the Exchange Act, Laitram disclaims the beneficial ownership of the shares reported herein as beneficially owned by each of the officers and directors named in Schedule A attached hereto other than the 5,794,000 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre but owned of record by Laitram.

         Other than as described herein, neither Laitram nor, to the best of its knowledge, any of the officers or directors named on Schedule A attached hereto (other than Mr. Lapeyre who has filed a statement on Schedule 13D) has any plans or proposals that relate to or would result in any of the following actions:

o the acquisition by any person of additional securities of I/O or the disposition of securities of I/O;

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving I/O or any of its subsidiaries;

o a sale or transfer of a material amount of assets of I/O or any of its subsidiaries;

o any change in the present board of directors or management of I/O, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

o any material change in the present capitalization or dividend policy of I/O;

o      any other material change in I/O's business or corporate structure;

o changes in I/O's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of I/O by any person;

o causing a class of securities of I/O to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

o causing a class of securities of I/O to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

o      any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         (a, b) Laitram is the beneficial owner of 5,794,000 shares of I/O Common Stock, representing approximately 11.5% of the shares of I/O Common Stock believed to be outstanding. Even though Mr. Lapeyre has filed a statement on
Schedule 13D which reflects his shared powers with Laitram to vote or direct the vote and to dispose or direct the disposition of these 5,794,000


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                                                              Page 7 of 10 Pages


shares and therein disclaims the beneficial ownership of these shares, Laitram has the sole power to vote or direct the vote and to dispose or direct the disposition of these 5,794,000 shares. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of these 5,794,000 shares.

         To the best knowledge of Laitram:

         Mr. Lapeyre is the beneficial owner of 5,892,500 shares of I/O Common Stock, representing approximately 11.7% of the shares of I/O Common Stock believed to be outstanding. Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of 77,500 shares of I/O Common Stock reported herein as beneficially owned by him and shares the power to vote or direct the vote and to dispose or direct the disposition of 5,815,000 shares of I/O Common Stock reported herein as beneficially owned by him.

         Mr. Lapeyre jointly owns with his wife 10,500 shares of I/O Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or direct the vote and to dispose or direct the disposition of such securities.

         Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 3,500 shares of I/O Common Stock) for the benefit of their three children 10,500 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of all such securities. Pursuant to Rule 13d-4 of the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of these 10,500 shares.

         Mr. Lapeyre's wife is Sally Huger Lapeyre. Her address is c/o Mr. James
M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, Mrs. Lapeyre has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lapeyre is a citizen of the United States.

         Mr. Philip F. Lapeyre is the beneficial owner of 9,000 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. His wife is the beneficial owner of 4,000 of these shares as custodian for two separate accounts (each of which holds 2,000 shares) for their two children. Mr. Philip F. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,000 shares of I/O Common Stock reported herein as beneficially owned by him and may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 4,000 shares of I/O Common Stock reported herein as beneficially owned by him. Pursuant to Rule 13d-4 of the Exchange Act, Mr. and Mrs. Philip F. Lapeyre disclaim the beneficial ownership of the 4,000 shares reported herein as beneficially owned by Mrs. Philip F. Lapeyre as custodian.


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                                                              Page 8 of 10 Pages


         Mr. Philip F. Lapeyre's wife is Lisa A. Lapeyre. Her address is c/o Mr. Philip F. Lapeyre, The Laitram Corporation, 200 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, she has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Philip
F. Lapeyre is a citizen of the United States.

         Mr. Robert S. Lapeyre is the beneficial owner of 17,075 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Robert S. Lapeyre owns 7,425 of these shares as custodian for three separate accounts (each holding 2,475 shares) for his three children. Mr. Robert S. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 17,075 shares of I/O Common Stock reported herein as beneficially owned by him. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Robert S. Lapeyre disclaims the beneficial ownership of the 7,425 shares reported herein as beneficially owned by him as custodian.

         Mr. Andrew B. Lapeyre is the beneficial owner of 2,500 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Andrew Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,500 shares of I/O Common Stock reported herein as beneficially owned by him.

         Mr. LaCour is the beneficial of 750 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. LaCour jointly owns with his wife the 750 shares of I/O Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or direct the vote and to dispose or direct the disposition of such securities.

         Mr. LaCour's wife is Jenny B. LaCour. Her address is c/o Mr. Barry L. LaCour, 220 Laitram Lane, Harahan, Louisiana 70123, and she is a self-employed attorney. During the last five years, Mrs. LaCour has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. LaCour is a citizen of the United States.

         Mr. Oertling is the beneficial owner of 2,000 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Oertling owns 1,000 of these shares as custodian for the account of his child. Mr. Oertling has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,000 shares of I/O Common Stock reported herein as beneficially owned by him. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Oertling disclaims the beneficial ownership of the 1,000 shares reported herein as beneficially owned by him as custodian.

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                                                              Page 9 of 10 Pages


         Neither Mr. G. Charles Lapeyre nor Mrs. McCleskey is beneficial owner of any shares of I/O Common Stock.

         Pursuant to Rule 13d-4 of the Exchange Act, Laitram disclaims the beneficial ownership of all shares of I/O Common Stock reported herein as beneficially owned by each of the persons named on Schedule A attached hereto except for the 5,794,000 shares reported herein as beneficially owned by Mr. Lapeyre but owned of record by Laitram.

         (c) During the past sixty days, neither Laitram nor, to the best of its knowledge, any person listed on Schedule A hereto has effected any transactions involving the Common Stock of I/O, except for the following:

                  Mr. Philip F. Lapeyre purchased 1,000 shares at $5.50 per share through a broker on February 19, 1999 and 1,000 shares at $5.6875 per share through a broker on March 4, 1999, and his wife purchased 2,000 shares at $6.625 per share through a broker on March 12, 1999 as custodian for two separate accounts (1,000 shares purchased for each account) for their two children; and

                  Mr. Robert S. Lapeyre purchased 1,200 shares at $5.62 per share through a broker on February 23, 1999, and he purchased 3,000 shares at approximately $7.00 per share through a broker on March 15, 1999 as custodian for three separate accounts (1,000 shares purchased for each account) for his three children.

         (d) Mr. James M. Lapeyre, Jr. may be deemed an "affiliate" of Laitram as an officer and director thereof and by reason of his voting power of the capital stock thereof and may therefore be deemed indirectly to have the right or the power to direct proceeds from the sale of the I/O Common Stock owned of record by Laitram, and such indirect right or power relates to more than 5% of the shares of I/O Common Stock believed to be outstanding. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the I/O Common Stock reported herein as beneficially owned by Laitram.

         See also the information reported pursuant to Item 5(a, b) herein.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the Merger Agreement, Laitram entered into a Registration Rights Agreement with I/O dated November 16, 1998, which agreement grants Laitram (1) piggyback registration rights which allow Laitram to participate in certain underwritten public offerings initiated by I/O, subject to certain limitations and conditions set forth in the agreement, and (2) demand registration rights which allow Laitram to require I/O to register, up to two times, not less than one million shares (each time) of I/O Common Stock under the Securities Act of 1993, as amended, subject to certain limitations and conditions set forth in the agreement. A copy of this

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                                                             Page 10 of 10 Pages


agreement is incorporated as an exhibit hereto by reference to Exhibit 99.2 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.

         Description of the contents of any document referred to in this
Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

EXHIBIT 1 Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, I/O, DigiCourse and Laitram (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402).

EXHIBIT 2 Registration Rights Agreement dated as of November 16, 1998 by and between I/O and Laitram (incorporated by reference to Exhibit
               99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402).

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      THE LAITRAM CORPORATION


                                      By: /s/ James M. Lapeyre, Jr.
                                         --------------------------------------
                                          James M. Lapeyre, Jr., President

Dated:  March 25, 1999

                                   SCHEDULE A

-------------------------------------------------------------------------------------------------------------------
         Name                    Officer/Director             Business Address          Principal Occupation
--------------------------------------------------------------------------------------------------------------------
James M. Lapeyre               President; Director          220 Laitram Lane            President of The Laitram
                                                            Harahan, Louisiana  70123   Corporation
--------------------------------------------------------------------------------------------------------------------
G. Charles Lapeyre             Director                     10352 River Road            Chief Operating Officer of
                                                            St. Rose, Louisiana  70087  Delta Petroleum Company,
                                                                                        Inc.
--------------------------------------------------------------------------------------------------------------------
Philip F. Lapeyre              Director                     220 Laitram Lane            Technical Support, Machine
                                                            Harahan, Louisiana  70123   Shop at The Laitram
                                                                                        Corporation
--------------------------------------------------------------------------------------------------------------------
Monique Lapeyre McCleskey      Director                     c/o The Laitram             Mrs. McCleskey is not
                                                            Corporation                 employed.
                                                            220 Laitram Lane
                                                            Harahan, Louisiana 70123
--------------------------------------------------------------------------------------------------------------------
Robert S. Lapeyre              Director                     220 Laitram Lane            Project Manager at The
                                                            Harahan, Louisiana  70123   Laitram Corporation
--------------------------------------------------------------------------------------------------------------------
Andrew B. Lapeyre              Director                     201 Laitram Lane            Production Scheduler at
                                                            Harahan, Louisiana  70123   Intralox, Inc.
--------------------------------------------------------------------------------------------------------------------
Barry L. LaCour                Secretary                    220 Laitram Lane            General Counsel for The
                                                            Harahan, Louisiana  70123   Laitram Corporation
--------------------------------------------------------------------------------------------------------------------
Lawrence P. Oertling           Treasurer                    220 Laitram Lane            Chief Financial Officer of
                                                            Harahan, Louisiana  70123   The Laitram Corporation
--------------------------------------------------------------------------------------------------------------------